UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: August 6, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

5 August 2013

CSR plc

(“CSR” or the “Company”)

Announcement of the exercise of options and sale of American Depositary Shares in the Company by a Director.

The Company announces that over the period 30 July to 1 August 2013, Dr Levy Gerzberg, a non-executive director of the Company, exercised a total of 90,389 options to acquire CSR American Depository Shares (“ADS’s”). Each ADS represents 4 ordinary shares in CSR.

The options which Dr Gerzberg exercised were granted under the Zoran Corporation 2005 Equity Incentive Plan and remained outstanding following the merger between CSR and Zoran Corporation which completed in August 2011.

Dr Gerzberg sold the CSR ADS’s which he received on the exercise of the options. The tables below summarise the transactions on the respective days.

Following these transactions, Dr Gerzberg’s shareholding in the Company remains unchanged at 13,510 ADS’s.

30 July 2013

Plan Name	Number of options held	Number of options exercised	Number of options remaining	Exercise price per ADS	Number of ADS’s sold	Average sale price per ADS
2005 Equity Incentive Plan	104,508	26,104	78,404	$23.41	26,104	$34.552626

31 July 2013

Plan Name	Number of options held	Number of options exercised	Number of options remaining	Exercise price per ADS	Number of ADS’s sold	Average sale price per ADS
2005 Equity Incentive Plan	78,404	41,200	37,204	$23.41	41,200	$34.370012

1 August 2013

Plan Name	Number of options held	Number of options exercised	Number of options remaining	Exercise price per ADS	Number of ADS’s sold	Average sale price per ADS
2005 Equity Incentive Plan	37,204	23,085	14,119	$23.41	23,085	$34.427975